UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68706

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/2017__ AND ENDING __12/31/2017__

                                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **LPS Capital LLC**

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

150 E.52nd St, Suite 5001

(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Tarleton   (212) 441-3810

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDG - CPAs

(Name – *if individual, state last, first, middle name*)

76 N. Walnut Street	Ridgewood	NJ	07450
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __John Tarleton_____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__LPS Capital LLC_____, as

of _____ December 31 , 20 17_____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:



JOHN A. JOYCE
NOTARY PUBLIC, State of New York
No. 02JO6020771
Qualified in New York County
Commission Expires ___3 /8/ 19___

_____
Signature

_____
President
_____
Title

~~_____~~
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LPS Capital LLC

Financial Statements

December 31, 2017

LPS Capital LLC
Index to the Financial Statements
December 31, 2017



76 North Walnut Street
Ridgewood, New Jersey 07450
201-652-4040
fax: 201-652-0401
www.bdgcpa.com

Report of Independent Registered Public Accounting Firm

To the Member of
LPS Capital LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of LPS Capital LLC (the "Company") as of December 31, 2017, the related statements of operations, changes in stockholder's/member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedules I, II, III, and IV has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Becher, Della Torre, Gitto & Company

We have served as the Company's auditor since 2014.

Becher, Della Torre, Gitto & Company, PC
(d/b/a BDG-CPAs)
Ridgewood, New Jersey
February 28, 2018

LPS Capital LLC
Statement of Financial Condition
As of December 31, 2017

Assets

Cash	$	727,399
Deposits with clearing organizations (cash of $1,859,427)		1,859,427
Receivables from broker-dealers and clearing organizations		708,481
Receivables from non-customers (net of allowance of $30,000)		80,608
Receivable from related party		3,857
Prepaid expenses and other assets		47,835
Total assets		3,427,607

Liabilities and Member's Equity

Liabilities		
Accounts payable and accrued expenses	$	880,836
Payable to broker-dealers and clearing organizations		66,176
Income taxes payable		26,433
Due to related parties		16,461
		989,906
Commitments, contingencies and guarantees		
Subordinated borrowings		1,250,000
Total liabilities		2,239,906
Member's equity		1,187,701
Total liabilities and member's equity	$	3,427,607

The accompanying notes are an integral part of the financial statements.

LPS Capital LLC
Statement of Operations
For the year ended December 31, 2017

Revenues

Commissions revenue	$	109,166
Options revenue		8,800
Trading gains or losses, net		13,349,671
Commodities revenue		504,382
Fees earned		2,577,464
Total revenues		16,549,483

Expenses

Employee compensation and benefits	11,813,190
Clearing and execution expenses	815,338
Communications and data processing	1,505,753
Rent expense	343,553
Regulatory fees and expenses	160,234
Interest expense	13,776
Other expenses	786,487
Total expenses	15,438,331

Net income before income taxes		1,111,152
Income tax benefit		21,414
Net income	$	1,132,566

The accompanying notes are an integral part of the financial statements.

LPS Capital LLC
Statement of Changes in Stockholder's/Member's Equity
For the year ended December 31, 2017

	Common Stock		Additional Paid-In Capital	Retained Earnings (Deficit)	Total Stockholder's Equity (Deficiency)	Total Member's Equity
	Shares	Amount				
Balance, December 31, 2016	100,000	$ -	$ 213,600	$ (58,465)	$ 155,135	
Net loss for the period from January 1, 2017 to May 8, 2017	-	-	-	(2,068)	(2,068)	
Balance, May 8, 2017	100,000	-	213,600	(60,533)	153,067	
Conversion from C Corporation to Limited Liability Company	(100,000)	-	(213,600)	60,533	(153,067)	$ 153,067
Ending Stockholder's Equity / Beginning Member's Equity	-	-	-	-	-	153,067
Distributions						(100,000)
Net income for the period from May 9, 2017 to December 31, 2017						1,134,634
Ending Member's Equity						$ 1,187,701

The accompanying notes are an integral part of the financial statements.

LPS Capital LLC
Statement of Changes in Subordinated Borrowings
For the year ended December 31, 2017

Subordinated borrowings at January 1, 2017	$	1,750,000
Increases:		
Issuance of subordinated notes		-
Decreases:		
Payment of subordinated notes		(500,000)
Subordinated borrowings at December 31, 2017	$	1,250,000

The accompaying notes are an integral part of the finanical statements.

LPS Capital LLC
Statement of Cash Flows
For the year ended December 31, 2017

Cash flows from operating activities		
Net income	$	1,132,566
Adjustments to reconcile net income to net cash provided by operating activities		
Changes in assets and liabilities:		
Deposits with clearing organizations		(63,945)
Receivables from broker-dealers and clearing organizations		(253,848)
Receivables from non-customers, net		31,452
Receivable from related party		38,132
Prepaid expenses and other assets		(19,485)
Accounts payable and accrued expenses		(66,817)
Payable to broker-dealers and clearing organizations		26,679
Due to related parties		(29,470)
Income taxes payable		(58,867)
Deferred tax liability		(34,329)
Total adjustments		(430,498)
Net cash provided by operating activities		702,068
Net cash flows from investing activities		-
Cash flows from financing activities		
Payment of subordinated notes		(500,000)
Member distributions		(100,000)
Net cash used by financing activities		(600,000)
Net increase in cash		102,068
Cash, beginning of year		625,331
Cash, end of year	$	727,399
Cash paid during the year for:		
Interest	$	13,818
Income taxes		99,359

The accompanying notes are an integral part of the financial statements.

Note 1 – Organization and Nature of Business

Effective May 8, 2017, LPS Partners Inc., incorporated on June 24, 2010 under the laws of the State of California, was converted to LPS Capital LLC, a California single-member Limited Liability Company, (the "Company") through an exchange of Company shares for Membership units. For financial statement reporting, assets and liabilities transferred to the limited liability company were recorded at the predecessor corporation's historical cost basis.

The Company is a broker-dealer registered with the SEC since March 12, 2012 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company registered as an introducing broker (IB) with the Commodity Futures Trading Commission (CFTC) and National Futures Association (NFA) on April 23, 2015. The Company is wholly owned by LPS Partners LLC (the "Parent"), a New York domiciled limited liability company.

Note 2 – Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business. The Company maintains its cash in accounts that at times may exceed federally insured limits.

Note 2 – Summary of Significant Accounting Policies (continued)

Allowance for Doubtful Accounts

The Company provides for estimated losses on accounts receivable, using the allowance method, based on prior bad debt experience and a review of existing receivables. The Company has evaluated its accounts receivable at December 31, 2017 and has determined that an allowance for doubtful accounts in the amount of $30,000 is required.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Note 3 – Fair Value

Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:
- *Level 1.* Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
- *Level 2.* Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.
- *Level 3.* Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

LPS Capital LLC
Notes to Financial Statements (continued)
December 31, 2017

Note 3 – Fair Value (continued)

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The financial instruments of the Company are reported in the statement of financial condition at fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments.

Note 4 – Related Party Transactions

The Company rents office space from LPS Partners LLC. Rent expense paid by LPS Partners LLC on behalf of the Company for the year ended December 31, 2017 amounted to $289,891.

LPS Partners LLC bears expenses on account of the Company relating to insurance, telecommunications, and other operating expenses. The Company is invoiced for its portion of the expense on a monthly basis. During the year ended December 31, 2017, insurance expenses of approximately $618,000 and communications, computer and data processing expenses of approximately $234,000 were charged by LPS Partners LLC to the Company. In addition, during the year ended December 31, 2017, other operating expenses of approximately $80,000 were charged by LPS Partners LLC to the Company.

The Company paid a Management Fee to LPS Partners LLC in the amount of $247,432 during the year ended December 31, 2017.

As of December 31, 2017, $16,461 was owed by the Company to LPS Partners LLC. This balance includes $2,875 of accrued interest on the Company's subordinated borrowings with LPS Partners LLC.

See Note 8 regarding the Company's subordinated borrowings with LPS Partners LLC.

Note 5 – Income Taxes

LPS Partners Inc. elected to convert from a California Corporation into a California Limited Liability Company (LLC) effective May 8, 2017 at this time changing their name to LPS Capital LLC. A final corporate tax return was filed and the Company will be included in the consolidated federal, state and local tax returns filed by its Parent for the activity starting May 9, 2017 going forward.

Note 5 – Income Taxes (continued)

The components of the income tax provision from continuing operations for the year ended December 31, 2017 are summarized as follows:

Current income tax expense (benefit)		
Federal	$	(4,799)
State and local		18,513
Total		13,714
Deferred income tax benefit		
Federal		(29,180)
State and local		(5,948)
Total		(35,128)
Total income tax benefit	$	(21,414)

The current tax payable is $26,433 at December 31, 2017.

Since the Company will be included with its Parent and taxed as a partnership for the period May 9, 2017 through December 31, 2017, there is only a provision of the local tax, New York City Unincorporated Business Tax and no provision for federal or state income taxes has been made in the accompanying financial statements since such liabilities, if any, are the responsibility of the Parent's members. This also includes the deferred tax liability that was previously on the books at December 31, 2016. There were net operating loss carryforward amounts for federal and California which did expire due to the conversion to an LLC.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company is not currently under any examination by federal or state tax authorities. Generally, the Company's tax returns remain open for three years for income tax examination.

Note 6 – Concentrations of Credit Risk

The Company clears all securities transactions through other broker-dealers on a fully disclosed basis. The clearing broker-dealers carry all of the accounts of the customers of the Company and are responsible for the settlement, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. The agreements between the Company and its clearing broker-dealers provide that the Company is obligated to assume any exposure related to non-performance by its customers.

Note 6 – Concentrations of Credit Risk (continued)

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair both the customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The Company seeks to control the risk associated within non-performance by monitoring all customer activity and reviewing information it receives from its clearing brokers on a daily basis.

The Company seeks to minimize risk through procedures designed to monitor the credit worthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker-dealers. The Company's cash and securities owned that are held at its clearing brokers are subject to the credit risks of the clearing brokers.

Note 7 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $1,859,478, which was $1,759,478 in excess of its required net capital. The Company's percentage of aggregate indebtedness to net capital as of December 31, 2017 was 53.24%.

Note 8 – Subordinated Borrowings

The borrowings under subordination agreements at December 31, 2017 are as follows:

Subordinated note, 1 percent, due May 23, 2018 $1,250,000

The subordinated borrowings are with a related party and are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

The fair value of subordinated borrowings at December 31, 2017 is $1,250,000.

Note 9 – Guarantees

FASB ASC 460, *Guarantees*, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 10 – Uncertainties, Contingencies, and Risks

On December 21, 2016, the Company was informed by the Financial Industry Regulatory Authority (FINRA) that the Company had been named as one of the respondents in a FINRA Office of Dispute Resolution arbitration matter brought by another broker-dealer. Subsequent to the year ended December 31, 2017, the Company paid a related settlement and the matter has since been closed. No additional costs are expected to be incurred with regard to this matter. As of December 31, 2017, the related settlement cost has been recognized and reported as part of total accounts payable and accrued expenses on the accompanying Statement of Financial Condition.

Note 11 – Subsequent Events

The Company has evaluated subsequent events through February 28, 2018, the date which the financial statements were available to be issued.

Schedule I

LPS Capital LLC

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2017

Total member's equity qualified for net capital	$	1,187,701
Subordinated borrowings allowable in computation of net capital		1,250,000
Total capital and allowable subordinated liabilities		2,437,701
Total non-allowable assets		(578,223)
Net capital before haircuts on securities positions		1,859,478
Haircuts on securities (computed, where applicable, pursuant to rule 15c-3-1(f))		-
Net capital	$	1,859,478
Total Aggregate Indebtedness:		989,906
Computation of basic net capital requirement:		
6 2/3% of aggregate indebtedness	$	65,994
Minimum dollar net capital requirement:	$	100,000
Excess net capital (net capital less minimum dollar capital requirement)	$	1,759,478
Net capital less the greater of 10% of aggregate indebtedness or 120% of the statutory minimum net capital required	$	1,739,478
Percentage of aggregate indebtedness to net capital		53.24%

Reconciliation with Company's Computation
(Included in Part IIA of Form X-17A-5 as of December 31, 2017)

Net capital, as reported in Company's Part II FOCUS Report (unaudited)	$	1,859,478
Audit adjustments		-
Net capital per the preceding	$	1,859,478

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2017.

LPS Capital LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3

December 31, 2017

The Company claims exemption from the requirements of SEC Rule 15c3-3, under Section (k)(2)(ii) of the Rule.

LPS Capital LLC

INFORMATION RELATING TO POSSESSION
OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

December 31, 2017

The Company claims exemption from the requirements of SEC Rule 15c3-3, under Section (k)(2)(ii) of the Rule.

Report of Independent Registered Public Accounting Firm.



LPS Capital LLC

150 E.52nd St, Suite 5001
New York, NY 10022
(212) 441-3800

Schedule IV

Exemption Report Prepared Pursuant to Securities and Exchange Act of 1934 Rule 17a-5, 17 C.F.R. § 240.17a-5 of the U.S. Securities and Exchange Commission ("SEC")

To the best of its knowledge and belief, LPS Capital LLC (the "Company") states the following:

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions in paragraph (k)(2)(ii) – All customer transactions cleared through another broker-dealer on a fully disclosed basis. - (the "identified exemption provisions"). The Company met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2017 without exception.

LPS Capital LLC

I, __John Tarleton_, affirm that, to the best of my knowledge and belief, this Exemption Report is complete and accurate.



By:

Title:___President_____

Date:___02/27/2018_____



76 North Walnut Street
Ridgewood, New Jersey 07450
201-652-4040
fax: 201-652-0401
www.bdgcpa.com

Report of Independent Registered Public Accounting Firm

To the Member of
LPS Capital LLC:

We have reviewed management's statements, included in the accompanying Supplemental Schedule IV, Exemption Report Under Rule 17a-5 of the Securities and Exchange Commission, in which (1) LPS Capital LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (exemption provisions) and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Becher, Della Torre, Gitto & Company

Becher, Della Torre, Gitto & Company, PC
(d/b/a BDG-CPAs)
Ridgewood, New Jersey
February 28, 2018



76 North Walnut Street
Ridgewood, New Jersey 07450
201-652-4040
fax: 201-652-0401
www.bdgcpa.com

**Report of Independent Registered Public Accounting Firm on
Applying Agreed-Upon Procedures**

To the Member of
LPS Capital LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by LPS Capital LLC and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of LPS Capital LLC for the year ended December 31, 2017, solely to assist you and SIPC in evaluating LPS Capital LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). LPS Capital LLC's management is responsible for LPS Capital LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Becher, Della Torre, Gitto & Company

Becher, Della Torre, Gitto & Company, PC
(d/b/a BDG-CPAs)
Ridgewood, NJ
February 28, 2018



76 North Walnut Street
Ridgewood, New Jersey 07450
201-652-4040
fax: 201-652-0401
www.bdgcpa.com

To the Member of
LPS Capital LLC:

In planning and performing our audit of the financial statements of LPS Capital LLC (the Company) as of December 31, 2017 and for the year then ended, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the CFTC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding customer and firm assets and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for its purpose in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2017, to meet the CFTC's objectives.

This report is intended solely for the information and use of the Company's member, management, the CFTC, the National Futures Association and other regulatory agencies that rely on Regulation 1.16 of the CFTC in their regulation of registered introducing brokers, and is not intended to be and should not be used by anyone other than these specified parties.

Becher, Della Torre, Gitto & Company

Becher, Della Torre, Gitto & Company, PC
(d/b/a/ BDG-CPAs)
Ridgewood, NJ
February 28, 2018

| SIPC-7
(35-REV 6/17) | SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation
12-31-2017
For the fiscal year ended _____
(Read carefully the instructions in your Working Copy before completing this Form) | SIPC-7
(35-REV 6/17) |

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-68706 FINRA DEC

LPS CAPITAL LLC
150 E 52ND ST STE 5001
NEW YORK, NY 10022-6017

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

John Tarleton 212-441-3810

2. A. General Assessment (item 2e from page 2) $22,821

B. Less payment made with SIPC-6 filed (**exclude interest**) (11,595)
7-28-2017
Date Paid

C. Less prior overpayment applied (_____)

D. Assessment balance due or (overpayment) 11,226

E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum _____

F. Total assessment balance and interest due (or overpayment carried forward) $11,226

G. **PAYMENT:** √ the box
Check mailed to P.O. Box ☐ Funds Wired ☑
Total (must be same as F above) $11,226

H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

LPS Capital LLC
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the **28** day of **February** , 20 **18** .

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER
Dates: _____ _____ _____
Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2017
and ending 12/31/2017

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $16,549,483

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.

        Total additions

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

    (2) Revenues from commodity transactions.   504,382

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   790,861

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):   26,754

    (Deductions in excess of $100,000 require documentation)

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $13,776

        (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $0

        Enter the greater of line (i) or (ii)   13,776

        Total deductions   1,335,773

2d. SIPC Net Operating Revenues $15,213,710

2e. General Assessment @ .0015   Rate effective 1/1/2017 $22,821

    (to page 1, line 2.A.)